
05043475

AKA 8-26-2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 2 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 047985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M. Hadley Seurities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 California Street, Suite 335
(No. and Street)

San Francisco (City) CA (State) 94109 (Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcom H. Gissen (415) 397-5252
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 2 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
M. Hadley Securities, Inc.

I have audited the accompanying statement of financial condition of M. Hadley Securities, Inc. as of June 30, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Hadley Securities, Inc. as of June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
August 3, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

M. Hadley Securities, Inc.
Statement of Financial Condition
June 30, 2005

Assets

Cash and cash equivalents	$ 22,528
Deferred tax assets	9,602
Total assets	$ 32,130

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable	$ 1,000
Income taxes payable	283
Total liabilities	1,283
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares authorized; 2,000 issued and outstanding	2,000
Retained earnings	28,847
Total stockholder's equity	30,847
Total liabilities & stockholder's equity	$ 32,130

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Income
For the Year Ended June 30, 2005

Revenues	
Commission income	$ 49,366
Interest income	111
Other income	700
Total revenue	50,177
Expenses	
Commission expense	40,000
Taxes, licenses, fees other than income taxes	1,695
Other operating expenses	7,067
Total expenses	48,762
Income (loss) before income tax provision	1,415
Income tax provision	953
Net income (loss)	$ 462

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2005

	Common Stock	Retained Earnings	Total
Balance, at June 30, 2004	$ 2,000	$ 28,385	$ 30,385
Net income (loss)	–	462	462
Balance, at June 30, 2005	$ 2,000	$ 28,847	$ 30,847

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2005

Cash flow from operating activities		
Net income (loss)		$ 462
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Deferred income taxes	558	
(Decrease) increase in:		
Accounts payable	(40,000)	
Income taxes payable	(6,245)	
Total adjustments		(45,687)
Net cash and cash equivalents provided by (used in) operating activities		(45,225)
Cash flows from investing activities		–
Cash flows from financing activities		–
Net increase (decrease) in cash and cash equivalents		(45,225)
Cash and cash equivalents at the beginning of the year		67,753
Cash and cash equivalents at the end of the year		$ 22,528

Supplemental disclosure of cash flow information

Cash and cash equivalents paid during the period ended June 30, 2005	
Income taxes	$ 486
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

M. Hadley Securities, Inc. (the "Company") was incorporated on December 29, 1994 in California and obtained a license as a security broker/dealer on June 8, 1995. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC").

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: CASH AND CASH EQUIVALENTS

For the year ended June 30, 2005, cash and cash equivalents contained of the following:

Cash	$ 12,125
Money market	10,403
Total cash and cash equivalents	$ 22,528

Note 3: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with a Registered Investment Advisor (the "RIA") company wholly owned by the sole stockholder of the Company. These companies are parties to an agreement whereby the RIA provides office space, furniture and equipment, and administrative staff. The agreement between the two companies is verbal and there is no lease/sublease for the space occupied by the Company. The Company is not charged a fee for these benefits as management believes the impact on the RIA is immaterial to that company.

Had the Company had to pay its own rent, equipment, and personnel, the difference in the results of its operations would be immaterial.

Note 4: INCOME TAXES

For the year ended June 30, 2005, the Company recorded the following tax provision:

	Federal	State	Total
Current expenses	$ –	$ 800	$ 800
Deferred tax expense (benefit)	405	(252)	153
	$ 405	$ 548	$ 953

The deferred income asset arises at a result of temporary differences between the computation of net income for the financial statements and for income tax purposes.

Note 5: COMMITMENTS AND CONTINGENCIES

Certain payments were made to an individual in the year that the Internal Revenue Service could deem to require payroll taxes be recorded and paid. The Company believes it has legitimate defenses and would vigorously defend its position. Accordingly, no contingent provision has been recorded.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 7: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2005, the Company had net capital of $21,037 which was $16,037 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,283) to net capital was 0.06 to 1, which is less than the 15 to 1 maximum ratio allowed.

M. Hadley Securities, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2005

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $39,882 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 60,919
Retained earnings	$ (40,439)	
Non allowable assets	558	
Total adjustments to net capital		(39,882)
Net capital per audited statements		$ 21,037

The majority of the retained earnings adjustments of $(40,439) can be attributed to a $40,000 adjustment for commission expense.

M. Hadley Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended June 30, 2005

Computation of net capital		
Stockholder's equity		
Common stock	$ 2,000	
Retained earnings	28,847	
Total stockholder's equity		$ 30,847
Less: Non allowable assets:		
Deferred income taxes	(9,602)	
Net adjustments to capital		(9,602)
Net Capital before haircuts		21,245
Less: Adjustment to net capital		
Haircuts on money market fund	(208)	
Total adjustment to net capital		(208)
Net Capital		21,037
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 86	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 16,037
Percentage of aggregate indebtedness to net capital	0.06:1	

There is a $39,882 difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2005. See Note 8.

See independent auditor's report.

M. Hadley Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the Year Ended June 30, 2005

A computation of reserve requirement is not applicable to M. Hadley Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

M. Hadley Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
For the Year Ended June 30, 2005

Information relating to possession or control requirements is not applicable to M. Hadley Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

M. Hadley Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
M. Hadley Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of M. Hadley Securities, Inc. for the year ended June 30, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by M. Hadley Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC 's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
August 3, 2005